Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

UNBRIDLED ENERGY REPORTS THIRD QUARTER AND YEAR TO DATE

FINANCIAL RESULTS FROM OPERATIONS

CALGARY and PITTSBURGH · November 20, 2008 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (the “Company”) reports the financial results for operations for the nine month period ended September 30, 2008.   The Company’s interim financial statements and MD&A are available under the Company’s profile on SEDAR (www.sedar.com).

Effective December 31, 2007, the Company changed its fiscal year from April 30 to December 31. As a result, the information reported for the third quarter of 2008 is compared to the three month period beginning August 1, 2007 and ending October 31, 2007.

Highlights for the quarter include:

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A 550% gain in total revenue for the quarter ended September 30, 2008 to $448,090, compared to $68,832 for the quarter ending October 31, 2007. The revenue for the third quarter includes $228,560 in unrealized mark to market gain in commodity hedges.

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An increase in revenue from oil and gas sales of 266% to $194,473 for the quarter ended September 30, 2008, from $53,032 for the quarter ended October 31, 2007.

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Total expenses for the quarter declined 11% to $1,041,344 compared to $1,168,127 for the quarter ended October 31, 2007.

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The Company recorded a net loss for the quarter ending September 30, 2008 of $593,402 as compared to $1,099,295 for the quarter ending October 31, 2007.

For the Year to Date highlights include:

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A 36% increase in shareholder equity to $18,847,627 for the nine month period ending September 30, 2008 compared to $13,840,650 for the period ending December 31, 2007.

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An increase in total revenue of 350% to $658,357 for the nine months ending September 30,2008 as compared to $146,592 for the nine month period ending October 31, 2007. The total revenue for the 2008 year to date includes $52,402 in unrealized gain on commodity hedges.

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An increase in revenue from oil and gas sales of 374% to $588,527 for the nine months ending September 30, 2008, compared to $124,244 for the nine month period ending October 30, 2007.

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Total expenses for the year to date increased to $3,373,539 for the nine month period ending September 30, 2008, compared to $2,279,603 for the nine month period ending October 31, 2007.

All financial results are reported in Canadian dollars.

Operational highlights

In the United States, the Company has a working interest (“WI”) in 61 gross, 29.65 net producing wells in Chautauqua County, New York, During the nine months ended September 30, 2008, these wells produced approximately 40,200 mcf (thousand cubic feet)  of natural gas and approximately 298 barrels of oil net to the Company. In July 2008, Unbridled Energy successfully completed negotiations to purchase a 50% WI in 22 additional wells plus additional acreage and deep rights across all of the Company’s Chautauqua County acreage.

As of November 14, 2008, Unbridled Energy drilled six new wells and recompleted four existing wells on this acreage testing the Medina formation with advanced completion and stimulation techniques. All ten wells have been completed and turned to sales. Up to 15 additional wells are in the process of being permitted. One of these wells will be a deep test that will be partially paid for by a third party. Additional information will be provided as it becomes available.

Unbridled Energy also plans to complete a new shale formation which was recently cored and logged by the Company in a previous well. A stimulation of this shale zone is scheduled for December 2008, subject to receiving the permit. If successful, many of the Company’s existing 61 older wells are candidates for recompletion in this shale. Additionally, a horizontal drilling program will be evaluated. The Company now holds and operates over 15,000 acres in Chautauqua County and holds a 50% WI.

Management Comments

Joe Frantz, President & CEO of Unbridled Energy said; “We are pleased with the continued growth in total revenues, oil and gas sales and shareholder equity, especially in light of the recent turmoil in both the financial and equity markets. We have pared back expenses and continue to grow production and reserves, although at a slightly slower pace then originally conceived.

The successful drilling program on our Chautauqua County acreage is not only providing cash flow but has established that additional wells can be drilled in the near future which will increase daily production, cash flow and reserves.” Mr. Frantz went on to say; “We also remain committed to the potential for substantial production from the Chambers acreage in Alberta, Canada and have imminent plans to develop this acreage in the near future”.

For more information, please contact Brad Holmes, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

UNBRIDLED ENERGY CORP.

Joseph H. Frantz, Jr.

President & CEO

Forward-looking Statements  This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to contemplated and proposed petroleum and natural gas land acquisitions and related agreements, additional exploration permitting, future drilling programs, the development of pipeline infrastructure, exploration plans and proposed wells, ongoing evaluation of certain exploration results, and production rates and sales.  Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that ongoing negotiations will not result in definitive agreements, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the need of the Company and its joint venture partners for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators, including the Company’s annual MD&A dated April 28, 2008,  and its filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Form 20-F.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.